P.E. 1/31/02



6-15375

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
FEB 0 1 2002
167
WASH. DC
SECTION

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated January 24, 2002.

Item 1

Thursday January 24, 9:04 am Eastern Time

Press Release

SOURCE: RADA Electronic Industries Ltd.

RADA to Provide Smiths Aerospace With Digital Video Ground Debriefing Stations for the New F16I Aircraft of the IAF Deal Valued About $3M

NETANYA, Israel, Jan. 24 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - news), announced that Smiths Aerospace, located in Germantown, Maryland has contracted RADA for the production of Digital Video Ground Debriefing Stations for the F-16 I of the Israeli Air Force (Peace Marble V).

The Israeli Air Force is the first airforce to use digital video recording on its F-16 aircraft. Smiths Aerospace provides the digital video airborne recording unit for the F-16 I. According to the MOA signed between both companies, RADA shall develop and provide Smiths Aerospace Digital Video Ground Debriefing Stations for the IAF.

The Digital Video Ground Debriefing Station is a commercial PC based system, designed for advanced squadron level, post-flight debriefing. The Ground Debriefing Station can easily be upgraded to include Air Combat Maneuvering Instrumentation.

The Digital Video Ground Debriefing Stations are part of RADA's debriefing solution for advanced autonomous, pod-less Air Combat Maneuver Instrumentation (ACMI).

``We are certain that the Digital Video Ground Debriefing Stations are perfectly suitable for the sophisticated needs and special requirements of the Israeli Air Force," stated Maj. General (Res.) Herzle Bodinger, RADA President & Chairman.

About RADA

RADA Electronic Industries specializes in the development, production and marketing of state-of-the-art, automatic testing equipment and avionics systems for the civil and military aircraft industries. The company is currently establishing itself as an international market leader in its field. The company possesses the highest level of know how, professional manpower, extensive experience and a global reputation in its field. RADA products have gained international recognition, and its client list includes the largest aircraft manufacturers in the world.

RADA employs 100 people, many of them engineers. Most work in the company's production plant in Beit She'an, Israel. In mid-1998 the company underwent significant reorganization changes with Major General (Res.) Herzle Bodinger, former Israeli Air Force Commander being appointed as President and Chairman of the Board.

RADA shares are traded on the New York NASDAQ stock exchange (RADIF).
Company web site: http://www.rada.com

Company Contact: ADAR AZANCOT - C.E.O
RADA Electronic Industries
Tel: 011-972-9-892-1109

About Smiths Aerospace

Smiths Aerospace is the leading transatlantic aerospace equipment company, with half its 12,000 staff and $2 billion revenues in North America. Smiths Aerospace holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and is a world-leader in electronic systems, actuation systems and precision components.

Note: Certain statements in this Press Release are ``forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports, prospectuses and other filings with the Securities and Exchange Commission.

SOURCE: RADA Electronic Industries Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Herzle Bodinger
Herzle Bodinger, Chairman

Date: January 31, 2002